SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 05 May 2023

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	IHG CEO Succession dated 05 May 2023

Exhibit No: 99.1

This announcement contains inside information

5 May 2023
InterContinental Hotels Group PLC

IHG CEO Succession

Keith Barr, Group CEO to step down and to be succeeded by Elie Maalouf, Americas CEO

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] today announces that Keith Barr has informed the Board of his decision to step down from his role as Group Chief Executive Officer (CEO) and from the IHG Board. Keith intends to return with his family to the US. His final day as CEO will be 30 June, after which he will remain available to support and advise the business until the end of 2023.

Keith will be succeeded by Elie Maalouf, a member of IHG's Board and Executive Committee, who has led IHG's Americas business as regional CEO for the past eight years. Elie will take up his new position on 1 July and will be based in the UK to lead the business.

Keith has been a part of IHG for more than 30 years and was appointed to the Board and as CEO in July 2017. Executing a clear strategy, he has transformed IHG to position the company for long-term sustainable growth, surpassing 6,000 open hotels, broadening the portfolio with the addition of seven brands in six years, significantly investing in IHG's digital capabilities and loyalty offer, embarking on a 10-year responsible business strategy, and progressing in key areas of DE&I. During Keith's tenure, IHG has also successfully navigated a global pandemic and continued to grow its footprint and reputation with key stakeholders around the world.

Elie joined IHG as Americas CEO in February 2015. Under his leadership, the region's estate has grown from approximately 3,700 hotels to more than 4,350. Elie led the delivery of record profits, oversaw the launch of new brands and formats, and strengthened how the business drives value for our hotel owners. Elie has spent several decades in the global hospitality sector and has a breadth of experience spanning hotel development, branding, finance, real estate and operations management, as well as food and beverage expertise, with a strong track record of delivering exceptional results. Elie has lived and worked internationally including in Europe, the Middle East, North Africa and the US, and speaks four languages.

To support Elie and Chief Financial Officer Michael Glover and to help ensure a smooth transition, Keith will remain available to the business over the rest of 2023. A process is underway to appoint a successor to Elie as Americas CEO.

Deanna Oppenheimer, Chair of IHG, commented: "It has been a pleasure to work with Keith, and on behalf of the Board and our colleagues I want to thank him for his successful leadership of IHG and congratulate him on his remarkable contribution. Starting in our hotels in the US before moving into corporate roles that have seen him work across international markets, Keith has used all his experience to lead a true transformation of IHG in his six years as CEO. He has rallied a business around a clear strategy with hotel owners and guests at its heart, strengthened IHG's enterprise platform, and placed the business on a path to long-term sustainable growth and to continue an excellent track record of shareholder value creation. He has achieved this with great warmth and personality - not least during the depths of the pandemic - and we wish him the very best for the future.

Succession planning has been a hallmark of the business for many years and Elie's appointment is the result of a rigorous process and a commitment to invest in the development of our leaders, as was the case when Keith became CEO in 2017. Elie has been an instrumental part of our business in his eight years running our largest operating region and as a member of the Board since 2018. His significant industry experience and deep understanding of our business makes him extremely well placed to take on the role of CEO and ensure we continue to progress and execute against our successful strategy. The Board and I look forward to working with him in his new position."

Keith Barr, CEO said: "I feel incredibly privileged to have spent three decades as part of IHG, working alongside the many talented colleagues that make it such a special company, and in partnership with our hotel owners who share our passion for hospitality. I have been lucky enough to experience this in multiple countries over the years and to have spent the last six as CEO has been an honour. After a long time living abroad, now is the right time for me and my family to return to the US. I am proud of the strong position that IHG is in today, thanks to the investments we have made to transform every aspect of our business, deliver for our guests and owners, and grow and operate our brands in the right way around the world. I'm excited for what lies ahead for IHG and having worked so closely together, to see Elie lead the business and build on all he has achieved in the Americas."

Elie Maalouf, Americas CEO and CEO Designate said: "I am extremely proud to be appointed CEO of one of the world's leading hotel companies and excited to work with our talented teams and owners around the world on what will be an important new chapter for IHG. Working closely with Keith and as an Executive Committee, we've made a number of critical strategic investments in recent years that position us with exciting opportunities to realise IHG's full industry leading potential, by driving the performance and growth of our fantastic brands and delivering strong returns for all our stakeholders."

ENDS

For further information, please contact:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations:           Amy Shields (+44 (0)7881 035 550); Alex O'Neil (+44 (0)7407 798 576)

For the purposes of the Market Abuse Regulation, the person responsible for arranging the release of this announcement is Nicolette Henfrey, EVP, General Counsel & Company Secretary.

Notes to editors:

Biography

Elie Maalouf is Chief Executive Officer of the Americas region for IHG Hotels & Resorts, based in Atlanta, Georgia, and serves as an Executive Director on IHG's Board. He also has oversight of the Global Sales organisation and IHG's owner management and services strategy.

Elie leads the management, growth and profitability of the company's largest operating region and is responsible for overseeing over 4,300 hotels and resorts, spanning the US, Canada, Mexico, Central and South America and the Caribbean.

Elie's experience includes 13 years at HMSHost Corporation, where he held roles as President and CEO and was a member of the board of directors. Before HMSHost, Elie spent eight years with Weyerhaeuser Real Estate Company. Prior to joining IHG in 2015, Elie was Senior Advisor with McKinsey & Company.

Elie is active in organisations that support and promote the travel and hospitality industries as a member of the American Hotel & Lodging Association Executive Committee of the Board, and a member of the U.S. Travel Association CEO Roundtable. In addition, Elie is a member of the Real Estate Roundtable and is a board member of the Atlanta Committee for Progress.

Elie holds an MBA from the University of Virginia Darden School of Business and a Bachelor's degree in engineering from Virginia Tech.

About IHG Hotels & Resorts:

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 18 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,000 open hotels in more than 100 countries, and more than 1,900 in the development pipeline.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 345,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	05 May 2023